Exhibit 12.2

Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the nine month period ended
September 30, 2007
Including Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(216,244)
Plus:
Fixed Charges (excluding capitalized interest)	335,018

Total Earnings	$118,774

Fixed Charges:
Interest expensed and capitalized	$332,562
Amortized premiums, discounts, and capitalized expenses related to indebtedness	562
An estimate of the interest component within rental expense	1,894

Total Fixed Charges before preferred dividends	335,018

Preferred dividends	(24,974)
Ratio of pre tax income to net income	1.579
Preferred dividend factor	(39,434)

Total fixed charges and preferred stock dividends	295,584

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(216,244)
Plus:
Fixed Charges (excluding capitalized interest)	208,978

Total Earnings	$(7,266)

Fixed Charges:
Interest expensed and capitalized	$206,522
Amortized premiums, discounts, and capitalized expenses related to indebtedness	562
An estimate of the interest component within rental expense	1,894

Total Fixed Charges before preferred dividends	208,978

Preferred dividend factor	(39,434)

Total fixed charges and preferred stock dividends	$169,544

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	Due to the Company’s pre-tax loss the ratio coverage was less than 1:1.